Mail Stop 3561

December 23, 2009

Timothy A. Wicks
Executive Vice President and Chief Financial Officer
YRC Worldwide Inc.
10990 Roe Avenue,
Overland Park, Kansas 66211

        Re: YRC Worldwide, Inc.
        File No. 000-12255
        Form 10-K: For the Fiscal Year Ended December 31, 2008
        Definitive Proxy Statement on Schedule 14A
        Form 10-Q: For the Quarter Ended September 30, 2009
        Form 8-K: Furnished on November 10, 2009

Dear Mr.Wicks:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Lyn Shenk
        Branch Chief